Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

June 10, 2019

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Valley National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-11277

Dear Division of Corporate Finance:

We are in receipt of your letter dated May 7, 2019 (the “Comment Letter”) concerning the above-captioned filing of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,”“our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s future Form 10-Q and Form 10-K filings with the SEC.

To facilitate your review, we have repeated your comments below in bold type, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 14 – Tax Credit Investments, page 122

1.	We note your response to our comment letter. Please address the following:

•	Disclose the specific tax deductions and tax credits available as a result of your investment in the tax credit investments, including the terms of the original tax credit investments, the valuation basis of the original tax credit investment or original appraisal, e.g. initial investment and or future revenue stream and the expected recovery period;

•	Disclose how the tax benefits in these investments are realized;

•	Disclose how you determined the $12.1 million provision for uncertain tax provisions, including how the 91 percent of the 512 solar generator units owned by you were considered in determining the amount of the provision;

•	Tell us how the ownership of the solar generator units if not actively leased, support previously recognized tax deductions and tax credits or if the original investment alone qualifies for a tax deduction and tax credit; and

June 10, 2019

•	Tell us the legal reasoning for your attorney’s conclusions that all three funds should meet the more likely than not threshold for tax purposes.

Company Response to the Staff’s First Bullet Point: Valley will disclose the material facts set forth below in the Income Tax note to the consolidated financial statements in its Quarterly Report on Form 10-Q for the period ended June 30, 2019.

The federal energy investment tax credit (FEITC) program encourages the use of renewable energy, including solar energy. The energy program reduces federal income taxes by offering a 30 percent tax credit to owners of energy property that meets established performance and quality standards. In addition, there are other returns from tax losses and cash flows generated by the investment.

Typically, an owner and the tax credit investor, such as Valley, establish a limited partnership. The tax credit investor usually has a substantial, but passive, interest in the partnership and the owner of the solar energy property has a small interest. The ownership structure permits the tax benefits to pass through to the tax credit investor with an expected exit from ownership after five years.

The amount of the FEITC is calculated based on the total cost of a renewable energy property. Valley invested in three FEITC funds (Fund VI, Fund XII and Fund XIX) that own a total of 512 mobile solar generator units. Each unit was valued at $150 thousand per unit. The valuation of the unit price was supported by an appraisal prepared by a well-recognized national appraisal firm. As a result, Valley invested $55 thousand of cash per unit in conjunction with non-recourse seller financing of $95 thousand per unit for a total purchase price of $150 thousand per unit. The total tax credits of $22.8 million were used to reduce Valley’s federal income taxes payable from 2013 to 2015.

Company Response to the Staff’s Second Bullet Point: Valley will disclose the material facts set forth below in the Income Tax note to the consolidated financial statements in its Quarterly Report on Form 10-Q for the period ended June 30, 2019.

The full value of the FEITC is earned immediately when a solar energy property is placed in service. However, the tax credit is subject to recapture for federal tax purposes for a five-year compliance period, if the property ceases to remain eligible for the tax credit. A property may become ineligible during the compliance period due to (i) a sale or disposal of the property, (ii) lease of the property to a tax exempt entity or (3) its removal from service (i.e., no longer available for lease). During the first year after the property has been placed in service, the recapture rate is 100 percent of the tax credit. The rate declines by 20 percent each year thereafter until the end of the fifth year. The compliance period expires at the end of the fifth year after the property has been placed in service.

Company Response to the Staff’s Third Bullet Point: Generally, Valley will disclose the material facts set forth below in the Income Taxes note to the consolidated financial statements in its Quarterly Report on Form 10-Q for the period ended June 30, 2019.

As disclosed in Valley’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, the IRS has challenged the valuation appraisals of similar solar generator units that were used to determine the federal renewable energy tax credits related to another DC Solar fund owned by an unrelated investor. While the original valuation of our solar units, and ultimately tax credits recognized by us from 2013 to 2015, are supported by an appraisal performed by a well-recognized national appraisal firm, we believe it is probable that the IRS will challenge the valuation of our tax positions in a similar fashion as this unrelated investor.

June 10, 2019

Given the circumstances that we are aware of and management's best judgments regarding the settlement of the tax positions that it would ultimately accept with the IRS, we currently expect a partial loss and tax benefit recapture. The $12.1 million loss estimation (i.e., reserve for uncertain tax liability positions) is based upon (i) the total original appraisal valuation for the 512 solar generator units using internal management discount criteria at March 31, 2019, (ii) other tax benefits previously recognized from the investments in the DC Solar funds assuming the same discount criteria and (iii) interest. The extent of discount criteria was largely based upon a review of the appraisal assumptions considering recent facts and views of the IRS that have become available to us. Additionally, the estimated reserve for uncertain tax liability positions at March 31, 2019 was not materially impacted by the valuation of the unlocated solar generator units (9 percent of the total 512 units). As of the date of this response, 476 units, or 93 percent of the 512 solar generator units owned by Valley’s three funds have been positively identified by a third party specialist. All new facts and circumstances regarding this matter will be considered in our future quarterly analyses of the reserve of uncertain tax liability positions.

Company Response to the Staff’s Fourth Bullet Point: The full value of the federal energy investment tax credit is earned immediately when the solar generator units are “placed in service”. The Internal Revenue Code allows a depreciation deduction for property used in a taxpayer's trade or business or for property held for the production of income. As with the solar credit provisions, the period of depreciation begins when the asset is placed in service, which also occurs when the property is “placed in a condition or state of readiness and availability for a specifically assigned function, whether in a trade or business, in the production of income, in a tax-exempt activity, or in a personal activity”. Said differently by the Internal Revenue Service (Rev. Rul. 76-238), an asset is placed in service once the asset is “in a condition or state of readiness and availability to perform the function for which it was built.” The solar generator units were (and continue to be) ready and available for their specifically assigned function, which was to lease to customers.

Company Response to the Staff’s Fifth Bullet Point: As disclosed in the Income Taxes note to the consolidated financial statements of Valley’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, Valley’s attorney has concluded that all three funds should meet the more likely than not threshold for tax purposes. The legal reasoning is based upon a review of all the fact and circumstances known regarding the validity of the partnerships for federal income tax purposes, Valley’s status as a partner and prior tax case law. Among other things, partners must demonstrate a meaningful stake in the venture’s downside (losses) or upside (profits) potential. Valley and its counsel believe such criteria have been met.

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and
•	Valley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 10, 2019

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow

Senior Executive Vice President and

Chief Financial Officer